AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 2019

File No . 812-14975

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to the Application Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

In the Matter of Amendment No. 1 to the Application of:

ELLINGTON INCOME OPPORTUNITIES FUND

c/o Princeton Fund Advisors, LLC

8000 Norman Center Drive, Suite 630

Minneapolis, Minnesota 55437

and

PRINCETON PRIVATE INVESTMENTS ACCESS FUND

c/o Princeton Fund Advisors, LLC

8000 Norman Center Drive, Suite 630

Minneapolis, Minnesota 55437

and

PRINCETON FUND ADVISORS, LLC

8000 Norman Center Drive, Suite 630

Minneapolis, Minnesota 55437

and

ELLINGTON GLOBAL ASSET MANAGEMENT, LLC

53 Forest Avenue, Suite 301

Old Greenwich, CT 06870

THIS AMENDMENT NO. 1 TO THE APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 23 PAGES.

PLEASE DIRECT ALL COMMUNICATIONS REGARDING THIS APPLICATION TO:

JoAnn Strasser

Thompson Hine, LLP

41 South High Street, Suite 1700

Columbus, Ohio 43215

(614) 469-3200

WITH COPIES TO:

Daniel Amen

Secretary

Ellington Income Opportunities Fund & Princeton Private Investments Access Fund

8000 Norman Center Drive, Suite 630

Minneapolis, Minnesota 55437

TABLE OF CONTENTS

EXHIBITS

Exhibit A—Resolutions of the Board of Trustees of Ellington Income Opportunities Fund and the Board of Trustees of Princeton Private Investments Access Fund

Exhibit B—Verifications of Ellington Income Opportunities Fund, Princeton Private Investments Access Fund, Princeton Fund Advisors, LLC and Ellington Global Asset Management, LLC Pursuant to Rule 0-2(d)

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

IN THE MATTER OF	:
AMENDMENT NO. 1 TO THE APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c), and 18(i) THEREUNDER, AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN EXEMPTION FROM RULE 23c-3 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS
ELLINGTON INCOME OPPORTUNITIES FUND	:
8000 Norman Center Drive, Suite 630	:
Minneapolis, Minnesota 55437 and PRINCETON PRIVATE INVESTMENTS ACCESS FUND 8000 Norman Center Drive, Suite 630 Minneapolis, Minnesota, 55437	: : : : : : :
:
and PRINCETON FUND ADVISORS, LLC 8000 Norman Center Drive, Suite 630 Minneapolis, Minnesota 55437	: : : :
:
and ELLINGTON GLOBAL ASSET MANAGEMENT, LLC 53 Forest Avenue, Suite 301 Old Greenwich, CT 06870 Investment Company Act of 1940 File No. 812-14975	: : : : : : : :

I.	THE PROPOSAL

Ellington Income Opportunities Fund (the “Ellington Fund”) is a registered, continuously offered non-diversified, closed-end management investment company that operates as an interval fund, and is advised by Princeton Fund Advisors, LLC (the “Investment Adviser”) and sub-advised by Ellington Global Asset Management, LLC (the “Sub-Adviser” and, together with the Investment Adviser, the “Advisers”). Princeton Private Investments Access Fund (the “Princeton Fund”) is a

registered, closed-end, non-diversified management investment company and is advised by the Investment Adviser. The Ellington Fund and the Princeton Fund (collectively, the “Initial Funds”), together with the Advisers, are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act, (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 of the Act, and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Funds to issue multiple classes of shares of beneficial interest (“Shares”) and to impose early withdrawal charges (“EWCs”) and asset-based distribution fees and/or service fees with respect to a certain class.

The Applicants request that the Order also apply to the Initial Funds, and any continuously offered registered closed-end management investment company existing now or in the future, for which the Investment Adviser or any entity controlling, controlled by, or under common control with the Investment Adviser, or any successor in interest to any such entity,1 acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, a “Future Fund,” and together with the Initial Funds, the “Funds”).2 Any of the Funds relying on this relief in the future will do so in a manner consistent with the terms and conditions of this application (the “Application”). The Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Ellington Fund is a Delaware statutory trust that is registered under the Act as a closed-end, continuously offered, non-diversified management investment company. Ellington Fund’s Class M Shares are currently being offered in private transactions on a continuous basis at net asset value per Share, as described in the Ellington Fund’s amended and restated confidential private placement memorandum (the “Confidential Memorandum”). The Ellington Fund, however, reserves the right to conduct a public offering of Shares under the Securities Act of 1933, as amended, (“Securities Act”) in the future. If the requested relief is granted, the Ellington Fund may continuously offer Class A, Class C, Class I and Class M Shares, with each class having its own fee and expense structure. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares. Class M Shares of the Ellington Fund are not subject to a front-end sales charge. Class M shares will not be subject to an EWC.

The Princeton Fund is a Delaware statutory trust and is registered as a closed-end, non-diversified management investment company. The Princeton Fund’s shares are currently offered in private transactions on a continuous basis at their net asset value per share, plus if applicable, any upfront sales load under the terms of its confidential private placement memorandum (the “PPM”). The Princeton Fund’s shares are

[1]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]

Certain of the Applicants received a prior order exempting them from many of the provisions of the Act included in the requested Order. Princeton Private Equity Fund and Princeton Fund Advisors, LLC, Investment Co. Act Rel. 31512 (March 25, 2015) (Notice) and Investment Co. Act Rel. 31562 (April 22, 2015) (Order) (the “PPAIF Order”). The Ellington Fund cannot rely on the PPAIF Order because it only provides multiple class relief for future funds that provide periodic liquidity through tender offers conducted in compliance with Rule 13e-4 under the Exchange Act. Each Applicant shall rely exclusively on the relief, if granted, under the condition set forth herein. If the relief requested herein is granted, the Applicants shall not rely on the PPIAF Order. Nothing contained herein shall preclude the Princeton Fund and the Investment Adviser from relying on the PPIAF until such time as relief requested herein may be granted. Applicants further request that Order supersede and replace the PPIAF Order, with the result that no person will continue to rely on the PPAIF Order if the Order is granted.

only offered to individuals or entities that are “accredited investors” within the meaning of Regulation D under the Securities Act upon the terms and conditions specified in the PPM. The Princeton Fund relies on the PPIAF Order to offer multiple classes of shares, and each class has its own fee and expense structure.

The Funds may in the future offer additional classes of shares and/or another sales charge structure.

The Applicants represent that any asset-based service and distribution fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority (“FINRA”) Rule 2341 (formerly NASD Rule 2830(d), the “FINRA Sales Charge Rule”).3

II.	STATEMENT OF FACTS

A.	The Initial Funds

The Ellington Fund is a newly formed Delaware statutory trust that has registered under the Act as a continuously offered non-diversified, closed-end management investment company that is to be operated as an interval fund. The Ellington Fund offers a single class of Shares designated as “Class M” Shares. As discussed above, if the relief requested herein is granted, the Ellington Fund may continuously offer its shares of beneficial interest to the public as “Class A shares”, “Class C shares”, “Class I shares”, and “Class M shares” on a public or private placement basis with each class having its own fee and expense structure as discussed above. The Ellington Fund’s address is 8000 Norman Center Drive, Suite 630, Minneapolis, Minnesota 55437.

The Princeton Fund is a Delaware business trust that has registered under the Act as a closed-end, non-diversified management investment company. The Princeton Fund offers seven classes of shares designated as “Class A”, “Class I”, “Class AA”, “Class II”, “Class C”, “Class T” and “Class L”. The Princeton Fund operates in reliance on the PPIAF Order to offer multiple classes of shares. The Princeton Fund offers its shares in private offering to only investors who are Accredited Investors. The Princeton Fund’s address is 8000 Norman Center Drive, Suite 630, Minneapolis, Minnesota 55437.

The Ellington Fund has adopted a fundamental policy to make quarterly repurchase offers under which and the current requirements of Rule 23c-3 under the Act may be for no less than for 5% and no more than 25% of the Ellington Fund’s shares outstanding at net asset value less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the repurchase request deadline, or the next business day if the 14th is not a business day. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.

In order to provide a limited degree of liquidity to shareholders, the Princeton Fund provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. The Fund may from time to time offer to repurchase Shares at their then current net asset value pursuant to Rule 13e-4 under the 1934 Act pursuant to written tenders by shareholders. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Princeton Fund’s board of trustees, in its sole discretion.

Each of the other Funds will likewise adopt fundamental investment policies and make periodic repurchase offers to its shareholders in compliance with Rule 23c-3 or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act.4 Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund as of the selected record date.

[3]	Any reference to the FINRA Sales Charge Rule includes any successor or replacement to the FINRA Sales Charge Rule.
[4]

Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.

Each Fund that operates or will operate as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 1 la-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”)5.

Each Initial Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Initial Fund and is reasonably intended to compensate the Initial Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the shareholder’s repurchase proceeds if the interval between the date of purchase of shares and the valuation date with respect to the repurchase of those shares is less than one year. The Princeton Fund is the only Initial Fund that charges a repurchase fee.

A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

Repurchase fees will equally apply to new class shares and to all classes of shares of a Fund, consistent with Section 18 of the Act and Rule 18f-3 thereunder.

To the extent a Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

B.	The Investment Adviser

The Investment Adviser, which is organized as a Delaware limited liability company, is a registered investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Investment Adviser serves as the Initial Funds’ investment adviser pursuant to management agreements with each of the Initial Funds (each an “Investment Advisory Agreement” and collectively, the “Investment Advisory Agreements”). Under the

[5]

A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution-related charge payable to the distributor. Pursuant to the requested order, the EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to a Fund to compensate long-term shareholders for the expenses related to shorter term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

terms of each Investment Advisory Agreement, and subject to the oversight of each Initial Fund’s board of trustees (each, a “Board”), the Investment Adviser is responsible for overseeing the management of the Initial Fund’s activities, including investment strategies, investment goals, asset allocation, leverage limitations, reporting requirements and other guidelines in addition to the general monitoring of the Initial Fund’s portfolio. The Investment Adviser’s address is 8000 Norman Center Drive, Suite 630, Minneapolis, MN 55437.

C.	The Ellington Fund’s Sub-Adviser

The Sub-Adviser, which is organized as a Delaware limited liability company, is a registered investment adviser with the SEC under the Advisers Act, and serves as investment sub-adviser to the Ellington Fund pursuant to an investment sub-advisory agreement with the Investment Adviser (the “Investment Sub-Advisory Agreement” and, collectively with the Investment Advisory Agreement, the “Ellington Agreements”). Under the terms of the Investment Sub-Advisory Agreement, and subject to the supervision of the Investment Adviser and oversight of the Ellington Fund’s Board, the Sub-Adviser is responsible for the day-to-day management of the Ellington Fund’s portfolio. The Sub-Adviser’s address is 53 Forest Avenue, Suite 301, Old Greenwich, CT 06870. The Ellington Agreements are subject to approval (i) by the Ellington Fund’s Board, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Ellington Fund and (ii) by the Ellington Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not currently seeking any exemptions from the provisions of the Act with respect to the Agreements.

D.	Other Provisions

From time to time the Initial Funds may create additional classes of shares, the terms of which may differ from the share classes described above in Sections II.A. and II.B. in the following respects: (i) the amount of fees permitted by different distribution plans and/or different service fee arrangements; (ii) voting rights with respect to a distribution and/or service plan of a class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in this application; (v) any differences in dividends and net asset value resulting from differences in fees under a distribution and/or service plan or in class expenses; (vi) any EWC or other sales load structure; and (vii) exchange or conversion privileges of the classes as permitted under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution and/or service plan of that class (if any), services fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees/directors’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution and/or service fees, services and any other class expenses that may be attributable to the different share classes, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution and/or service fees will be paid pursuant to a distribution and/or service plan with respect to a class.

III.	EXEMPTION REQUESTED

A.	The Multi-Class System

Applicants request exemptive relief to the extent that the Initial Funds’ issuance and sale of multiple classes of shares of beneficial interest of the Initial Funds might be deemed to result in the issuance of a class of “senior security”6 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.	Early Withdrawal Charge

The Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.	Asset-Based Distribution and/or Service Fees

The Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution fees and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

[6]

Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value, receive a different distribution amount or both. A class with a higher net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Rel. No. 20915 (Feb. 23, 1995) at n. 17 and accompanying text.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.7 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.8

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.9 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.10 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

[7]	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.
[8]	Id. at 424.
[9]	Id. at 439-40.
[10]	Id. at 424.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.11 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.12

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.13 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution fees for which the Funds seek relief. Since 1998, the Commission has granted relief to, among others, the following closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and service fees, e.g., Broadstone Real Estate Access Fund, et al.; The Relative Value Fund; Blackstone / GSO Floating Rate Enhanced Income Fund; Steadfast Alcentra Global Credit Fund; Predex; Sharepost 100 Fund; USQ Core Real Estate Fund; Winton Diversified Opportunities Fund; and NorthStar/Townsend Institutional Real Estate Fund Inc.14

B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

The Applicants request exemptive relief to the extent that the Initial Funds’ issuance and sale of multiple classes of shares of beneficial interest might be deemed to result in the issuance of a class of “senior security”15 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2) of the Act. Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end

[11]	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
[12]

Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[13]	Protecting Investors at 439-40; Proposing Release at 27.
[14]

See Broadstone Real Estate Access Fund, et al., Investment Co. Act Rel. 33220 (September 7, 2018) (Notice) and Investment Co. Act Rel. 33258 (September 28, 2018)(Order); The Relative Value Fund et al., Investment Co. Act Rel. 32884 (October 26, 2017) (Notice) and Investment Co. Act Rel. 32904 (November 21, 2017) (Order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Investment Co. Act Rel. 32865 (October 23, 2017) (Notice) and Investment Co. Act Rel. 32901 (November 20, 2017) (Order); Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC, Investment Co. Act Rel. 32860 (October 12, 2017) (Notice) and Investment Co. Act Rel. 32897 (November 7, 2017) (Order); Predex and Predex Capital Management, LLC, Investment Co. Act Rel. 32837 (September 27, 2017) (Notice) and Investment Co. Act Rel. 32870 (October 24, 2017) (Order); Sharepost 100 Fund and SP Investments Management, LLC, Investment Co. Act Rel. 32768 (July 31, 2017) (Notice) and Investment Co. Act Rel. 32799 (August 28, 2017) (Order); USQ Core Real Estate Fund and Union Square Capital Partners, LLC, Investment Co. Act Rel. 32767 (July 31, 2017) (Notice) and Investment Co. Act Rel. 32798 (August 28, 2017) (Order); Winton Diversified Opportunities Fund, Investment Co. Act Rel. No. 32585 (March 30, 2017) (Notice) and Investment Co. Act Rel. No. 32614 (April 26, 2017) (Order); and NorthStar/Townsend Institutional Real Estate Fund Inc., Investment Co. Act Rel. 32472 (February 7, 2017) (Notice) and Investment Co. Act Rel. 32524 (March 7, 2017) (Order).

[15]	See note 6.

investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two trustees/directors at all times; (ii) elect a majority of the trustees/directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).16 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

“Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.”

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company to issue or sell any senior security.... which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends....”

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

The Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of their purchase, the length of time the investor expects to hold their shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

[16]	Section 13(a) requires, among other things, that a majority of a fund’s outstanding voting securities must approve converting to a mutual fund format.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,17 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.18

The Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. The Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

The Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its common shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end load. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. The Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.19 Provisions regulating the issuance by closed-end funds of debt or

[17]

See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (Notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (Order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[18]

See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

[19]

See Broadstone Real Estate Access Fund, et al., supra note 14; The Relative Value Fund et al., supra note 14; Blackstone / GSO Floating Rate Enhanced Income Fund, et al., supra note 14; Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC, supra note 14; Predex and Predex Capital Management, LLC, supra note 14; Sharepost 100 Fund and SP Investments Management, LLC, supra note 14; USQ Core Real Estate Fund and Union Square Capital Partners, LLC, supra note 14; Winton Diversified Opportunities Fund, supra note 14; and NorthStar/Townsend Institutional Real Estate Fund Inc., supra note 14.

preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, the Applicants propose to base the conditions under which the Funds would issue multiple classes of shares of beneficial interest on those contained in Rule 18f-3.

The Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.20 The Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports21 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.22 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.23 The Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to, among others, Broadstone Real Estate Access Fund, et al.; The Relative Value Fund; Blackstone / GSO Floating Rate Enhanced Income Fund; Steadfast Alcentra Global Credit Fund; Predex; Sharepost 100 Fund; USQ Core Real Estate Fund; Winton Diversified Opportunities Fund; and NorthStar/Townsend Institutional Real Estate Fund Inc.24 Accordingly, the Applicants believe there is ample precedent for the implementation of a multi-class system.

[20]	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
[21]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
[22]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Co. Act Rel. No. 26464 (June 7, 2004) (adopting release).
[23]	Fund of Funds Investments, Investment Co. Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.
[24]

See Broadstone Real Estate Access Fund, et al., supra note 14; The Relative Value Fund et al., supra note 14; Blackstone / GSO Floating Rate Enhanced Income Fund, et al., supra note 14; Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC, supra note 14; Predex and Predex Capital Management, LLC, supra note 14; Sharepost 100 Fund and SP Investments Management, LLC, supra note 14; USQ Core Real Estate Fund and Union Square Capital Partners, LLC, supra note 14; Winton Diversified Opportunities Fund, supra note 14; and NorthStar/Townsend Institutional Real Estate Fund Inc., supra note 14.

C.	Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between 5 and 25 percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

The Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution-related fees payable to the distributor, on shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds intend to assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Fund does for its shares of beneficial interest. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition” of CDSLs.25 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds,

“Such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].”26

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

[25]	Adopting Release. Rule 23c-3(b)(1) provides in pertinent part:

The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date... The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

[26]	Id.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.27 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)‘s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.28 The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.29 There is, in the Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)‘s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.30 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any

[27]	Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.
[28]	See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.
[29]	See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).
[30]

See Broadstone Real Estate Access Fund, et al., supra note 14; The Relative Value Fund et al., supra note 14; Blackstone / GSO Floating Rate Enhanced Income Fund, et al., supra note 14; Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC, supra note 14; Predex and Predex Capital Management, LLC, supra note 14; Sharepost 100 Fund and SP Investments Management, LLC, supra note 14; USQ Core Real Estate Fund and Union Square Capital Partners, LLC, supra note 14; Winton Diversified Opportunities Fund, supra note 14; and NorthStar/Townsend Institutional Real Estate Fund Inc., supra note 14.

waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. The shares that benefit from such waivers are less likely to be the cause of rapid turnover in shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”31 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.32 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.33 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

The Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.	Asset-Based Distribution and/or Service Fees

The Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.34

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered

[31]	Investment Co. Act Rel. No. 14390 (February 2, 1985).
[32]	Id.
[33]

Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[34]	The Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based distribution and/or shareholder servicing fees under Rule 12b-1. The Applicants note that, at the same time the Commission adopted Rule 12b-1,35 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.36

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, the Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

[35]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
[36]	Id.

VI.	APPLICANTS’ CONDITION

The Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CONCLUSION

For the reasons stated above, the Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that the Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. The Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

The Applicants submit that the exemptions requested conform substantially to the precedent cited herein.37

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this application have been complied with in accordance with the governing documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of each Initial Fund’s Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is 8000 Norman Center Drive, Suite 630, Minneapolis, Minnesota 55437 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

[Signature Page Follows]

[37]

See Broadstone Real Estate Access Fund, et al., supra note 14; The Relative Value Fund et al., supra note 14; Blackstone / GSO Floating Rate Enhanced Income Fund, et al., supra note 14; Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC, supra note 14; Predex and Predex Capital Management, LLC, supra note 14; Sharepost 100 Fund and SP Investments Management, LLC, supra note 14; USQ Core Real Estate Fund and Union Square Capital Partners, LLC, supra note 14; Winton Diversified Opportunities Fund, supra note 14; and NorthStar/Townsend Institutional Real Estate Fund Inc., supra note 14.

ELLINGTON INCOME OPPORTUNITIES FUND

By:	/s/ John L. Sabre
Name: John L. Sabre
Title: Chairman, President and Trustee

PRINCETON PRIVATE INVESTMENTS ACCESS FUND

By:	/s/ John L. Sabre
Name: John L. Sabre
Title: Chairman, President and Trustee

PRINCETON FUND ADVISORS, LLC

By:	Princeton Fund Advisors, LLC

By:	/s/ John L. Sabre
Name: John L. Sabre
Title: Chief Executive Officer

ELLINGTON GLOBAL ASSET MANAGEMENT, LLC

By:	Ellington Global Asset Management, LLC

By:	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Vice Chairman

Dated: April 15, 2019

Exhibit A

Resolutions of the Board of Trustees of Ellington Income Opportunities Fund:

RESOLVED, that the officers of Ellington Income Opportunities (the “Fund”) be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Fund, an exemptive application to the Securities and Exchange Commission (the “SEC”) for an order (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act, (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 of the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and/or service fees with respect to certain classes of shares of the Fund; and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Fund any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

Resolutions of the Board of Trustees of Princeton Private Investments Access Fund:

RESOLVED, that the officers of Princeton Private Investments Access Fund (the “Fund”) be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Fund, an amended exemptive application to the Securities and Exchange Commission (the “SEC”) for an order (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act, (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 of the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and/or service fees with respect to certain classes of shares of the Fund, which is expected to supersede a prior order from the SEC granting similar relief to the Fund; and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Fund any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

Exhibit B

Verifications of Ellington Income Opportunities Fund, Princeton Private Investments Access Fund, Princeton Fund Advisors, LLC and Ellington Global Asset Management, LLC

The undersigned states that he has duly executed the attached amendment no. 1 to the application dated April 15, 2019 for and on behalf of Ellington Income Opportunities Fund in his capacity as the Chairman, President and Trustee (“Trustee”) of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Ellington Income Opportunities Fund
By:	/s/ John L. Sabre
Name:	John L. Sabre
Title:	Chairman, President and Trustee

The undersigned states that he has duly executed the attached amendment no. 1 to the application dated April 15, 2019 for and on behalf of Princeton Private Investments Access Fund in his capacity as the Chairman, President and Trustee (“Trustee”) of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Princeton Private Investments Access Fund
By:	/s/ John L. Sabre
Name:	John L. Sabre
Title:	Chairman, President and Trustee

The undersigned states that he has duly executed the attached amendment no. 1 to the application dated April 15, 2019 for and on behalf of Princeton Fund Advisors, LLC in his capacity as the President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Princeton Fund Advisors, LLC
By:	/s/ John L. Sabre
Name: John L. Sabre
Title: Chief Executive Officer

The undersigned states that he has duly executed the attached amendment no. 1 to the application dated April 15, 2019 for and on behalf of Ellington Global Asset Management, LLC in his capacity as the Vice Chairman of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Ellington Global Asset Management, LLC
By:	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Vice Chairman